SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. )*

Integrity Applications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45824Q101

(CUSIP Number)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS John Ballantyne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Ballantyne is a citizen of New Zealand and a permanent resident of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 656,965 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 656,965 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,965 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) See Item 4(a).
(2) See Item 4(b).

Page 2 of 5 Pages

Item 1(a).	Name of Issuer.

Integrity Applications, Inc.

Item 1(b).               Address of Issuer's Principal Executive Offices.

19 Ha'Yahalomim St., P.O. Box 12163, Ashdod, Israel 7760049.

Item 2(a).               Name of Person Filing.

John Ballantyne.

Item 2(b).	Address of Principal Business Office.

1101 28th Ave South, Fargo, ND 58103.

Item 2(c).	Citizenship.

Mr. Ballantyne is a citizen of New Zealand and a permanent resident of the United States.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e).	CUSIP Number.

45824Q101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), identify the status of the person filing.

Not applicable.

Item 4.	Ownership.

(a)  Amount beneficially owned:

Mr. Ballantyne beneficially owns 656,965 shares of Common Stock as of the date hereof.  This amount includes (1) 333,333 shares of Common Stock issuable upon the conversion of shares of the Issuer's Series C Preferred Stock which are convertible within 60 days and 323,632 shares of Common Stock issuable upon the exercise of the Issuer's Series C-1 warrants which are exercisable within 60 days. This amount excludes 9,702 shares of Common Stock issuable upon the exercise of the Issuer's Series C-1 warrants not exercisable within 60 days and 333,334 shares of Common Stock issuable upon the exercise of the Issuer's Series C-2 warrants not exercisable within 60 days. The exercise of such Series C-1 and C-2 warrants not exercisable within 60 days is limited by the beneficial ownership limitation included in the Issuer's Series C-1 and C-2 warrants issued to the reporting person which provide that the reporting person will not be permitted to exercise such warrants if such exercise would cause such holder to beneficially own more than 9.99% of the outstanding number of shares of Common Stock outstanding after giving effect to such exercise (the "Beneficial Ownership Limitation").

Page 3 of 5 Pages

(b)  Percent of class:

The shares of Common Stock reported in Item 4(a) of this report represent 9.9% of the outstanding shares of Common Stock, based on 5,912,702 shares of Common Stock outstanding as of November 14, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote:    656,965

(ii)  Shared power to vote or direct the vote:   0

(iii)  Sole power to dispose or direct the disposition of:   656,965

(iv)  Shared power to dispose or direct the disposition of:   0

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2017
/s/ John Ballantyne John Ballantyne

Page 5 of 5 Pages